                                     SCHEDULE 13D


                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 7)


                               McFarland Energy, Inc.
               --------------------------------------------------------
                                   (Name of Issuer)


                                    Common Stock
               --------------------------------------------------------
                            (Title of Class of Securities)


                                       580432102
               --------------------------------------------------------
                                    (CUSIP Number)


                                 Michael S. Paquette
                            Vice President and Controller
                       Fund American Enterprises Holdings, Inc.
                                 80 South Main Street
                             Hanover, New Hampshire 03755
                                    (603) 643-1567
               --------------------------------------------------------
               (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)


                                     July 21, 1997
               --------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)


    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing
this schedule because of Rule 13d-1(b)(3) or (4), check the following box      .

    Check the following box if a fee is being paid with this statement      .
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

    NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                                 CUSIP NO. 580432102
--------------------------------------------------------------------------------
(1)  Name of Reporting Person. S.S. or I.R.S. Identification No. of Above Person

                       Fund American Enterprises Holdings, Inc.
                                      94-2708455
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member  (a)
     of a Group (See Instructions)               ----------
                                            (b)
                                                 ----------
--------------------------------------------------------------------------------
(3)  (SEC Use Only)

--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)          N/A

--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)

--------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization        DELAWARE

--------------------------------------------------------------------------------
     Number of Shares                       (7)  SOLE VOTING POWER
     Beneficially Owned                          0
     by Each Reporting                      (8)  SHARED VOTING POWER
     Person With                                 0
                                            (9)  SOLE DISPOSITIVE POWER
                                                 0
                                            (10) SHARED DISPOSITIVE POWER
                                                 0
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                            0

--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)     0%

--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)            HC, CO

--------------------------------------------------------------------------------

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

                                 CUSIP NO. 580432102
--------------------------------------------------------------------------------
(1)  Name of Reporting Person. S.S. or I.R.S. Identification No. of Above Person

                           Fund American Enterprises, Inc.
                                            51-0328932
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member  (a)
     of a Group (See Instructions)               ----------
                                            (b)
                                                 ----------
--------------------------------------------------------------------------------
(3)  (SEC Use Only)

--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)          N/A

--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)

--------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization        DELAWARE

--------------------------------------------------------------------------------
     Number of Shares                       (7)  SOLE VOTING POWER
     Beneficially Owned                          0
     by Each Reporting                      (8)  SHARED VOTING POWER
     Person With                                 0
                                            (9)  SOLE DISPOSITIVE POWER
                                                 0
                                            (10) SHARED DISPOSITIVE POWER
                                                 0
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                            0

--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)     0%

--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)            CO

--------------------------------------------------------------------------------

                                        3 of 8

                                 CUSIP NO. 580432102
--------------------------------------------------------------------------------
(1)  Name of Reporting Person. S.S. or I.R.S. Identification No. of Above Person

                            White Mountains Holdings, Inc.
                                      02-0477315
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member  (a)
     of a Group (See Instructions)               ----------
                                            (b)
                                                 ----------
--------------------------------------------------------------------------------
(3)  (SEC Use Only)

--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)          N/A

--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)

--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization        DELAWARE

--------------------------------------------------------------------------------
     Number of Shares                       (7)  SOLE VOTING POWER
     Beneficially Owned                          0
     by Each Reporting                      (8)  SHARED VOTING POWER
     Person With                                 0
                                            (9)  SOLE DISPOSITIVE POWER
                                                 0
                                            (10) SHARED DISPOSITIVE POWER
                                                 0
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                            0

--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)     0%

--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)            HC, CO

--------------------------------------------------------------------------------

                                        4 of 8

ONLY ITEMS REPORTED IN THIS AMENDMENT NO. 7 TO SCHEDULE 13D ARE AMENDED FROM THE FILINGS ON SCHEDULE 13D PREVIOUSLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. ALL OTHER ITEMS REMAIN UNCHANGED. UNLESS OTHERWISE SPECIFIED, ALL DEFINED TERMS USED HEREIN HAVE THE MEANING PREVIOUSLY ASCRIBED TO THEM IN THE
SCHEDULE 13D.

Item 4.  PURPOSE OF TRANSACTION.

    (a) Sales by FAEH, FAE, WMH and certain of WMH's direct and indirect wholly owned subsidiaries outlined in Schedule II, attached hereto, and incorporated herein by reference, were made pursuant to a Schedule 14D-9 public tender offer dated June 23, 1997 by Monterey Acquisition Corporation (the "Offer") for 100% of the outstanding Shares of McFarland Energy, Inc. The Offer was unanimously approved by the Board of Directors of McFarland Energy, Inc.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

    (a)  FAEH owns 0 Shares directly and 0 Shares indirectly through FAE and
0 Shares indirectly through WMH and certain of WMH's direct and indirect wholly owned subsidiaries. The aggregate number of Shares and the corresponding percentage of the outstanding Shares such number represents is as follows:

                                            Percentage of
                           Shares              Shares
                        Beneficially        Beneficially
         Person            Owned               Owned
         ------         ------------        -------------

         FAEH                0                   0%

         FAE                 0                   0%

         WMH *               0                   0%

         * WMH and certain of its direct and indirect wholly owned subsidiaries.


                                        5 of 8

    (b)  Not applicable.

    (c) Schedule II, attached hereto, describes all transactions by FAEH, FAE, WMH and certain of WMH's direct and indirect wholly owned subsidiaries, and to the best knowledge of FAEH, FAE and WMH, any of the persons listed on Schedule I, attached hereto, in Shares effected during the past 60 days.

    (d)  Not applicable.

    (e) As of July 21, 1997 FAEH, FAE, WMH and certain of WMH's direct and indirect wholly owned subsidiaries ceased to be the beneficial owners of more than five percent of the outstanding Shares of McFarland Energy, Inc.


                                        6 of 8

                                      SIGNATURE

    After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  August 4, 1997

                                       FUND AMERICAN ENTERPRISES HOLDINGS, INC.


                                       BY:
                                           ------------------------------------
                                       Name:     Michael S. Paquette
                                       Title:    Vice President and Controller



                                       FUND AMERICAN ENTERPRISES, INC.

                                       BY:
                                           ------------------------------------
                                       Name:     Robert E. Snyder
                                       Title:    Secretary and Controller


                                       WHITE MOUNTAINS HOLDINGS, INC.

                                       BY:
                                           ------------------------------------
                                       Name:     Michael S. Paquette
                                       Title:    Vice President and Controller


                                        7 of 8

                             SCHEDULE II TO SCHEDULE 13D

    Sales of Shares of Common Stock of McFarland Energy, Inc. by the Reporting Persons and by persons listed in Schedule I, within the last 60 days.

    Sold by         Date       Number Sold      Unit Price
    -------         ----       -----------      ----------
    FAEH           07/21/97       53,846         $18.55
    FAE            07/21/97      169,231         $18.55
    WMH*           07/21/97       76,923         $18.55



* WMH and certain of its direct and indirect wholly owned subsidiaries.


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